As filed with the Securities and Exchange Commission on June 30, 2003

================================================================================


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        --------------------------------

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


        [X]       ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

                                       OR

        [ ]    TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                 FOR THE TRANSITION PERIOD FROM ______ TO ______

                           COMMISSION FILE NO. 1-8007

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                           FREMONT GENERAL CORPORATION
                            AND AFFILIATED COMPANIES
                            INVESTMENT INCENTIVE PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           FREMONT GENERAL CORPORATION
                           2020 SANTA MONICA BOULEVARD
                         SANTA MONICA, CALIFORNIA 90404
                                  (310)315-5500




================================================================================

AUDITED FINANCIAL STATEMENTS

AND SUPPLEMENTAL SCHEDULES



Fremont General Corporation and Affiliated Companies Investment Incentive Plan

Years ended December 31, 2002 and 2001

with Report of Independent Auditors

              Fremont General Corporation and Affiliated Companies
                            Investment Incentive Plan

                          Audited Financial Statements
                           and Supplemental Schedules


                     Years ended December 31, 2002 and 2001




                                    CONTENTS

Report of Independent Auditors .............................................   1

Audited Financial Statements

Statements of Net Assets Available for Benefits ............................   2
Statements of Changes in Net Assets Available for Benefits  ................   3
Notes to Financial Statements ..............................................   4


Supplemental Schedules

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) ............   10
Schedule H, Line 4j - Schedule of Reportable Transactions .................   11

ERNST & YOUNG         -Ernst & Young LLP                   -Phone (213) 977-3200
                       725 South Figueroa Street
                       Los Angeles, California 90017-5418





                         REPORT OF INDEPENDENT AUDITORS



Plan Administrator of the
Fremont General Corporation and
Affiliated Companies Investment Incentive Plan

We have audited the accompanying statements of net assets available for benefits of Fremont General Corporation and Affiliated Companies Investment Incentive Plan (the "Plan") as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


                                                 /S/   ERNST & YOUNG LLP



June 10, 2003

              FREMONT GENERAL CORPORATION AND AFFILIATED COMPANIES
                            INVESTMENT INCENTIVE PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS




                                                                                         DECEMBER 31
                                                                                    2002             2001
                                                                                ------------     ------------

 Investments, at fair value .................................................   $ 67,396,535     $ 95,285,046

 Interest and dividends receivable ..........................................         51,423           49,409
 Other assets ...............................................................         68,814           46,089
                                                                                ------------     ------------
 Net assets available for benefits ..........................................   $ 67,516,772     $ 95,380,544
                                                                                ============     ============

See accompanying notes.


              FREMONT GENERAL CORPORATION AND AFFILIATED COMPANIES
                            INVESTMENT INCENTIVE PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS



                                                                                     YEAR ENDED DECEMBER 31
                                                                                    2002               2001
                                                                                ------------       -------------
 ADDITIONS (DEDUCTIONS)

 Contributions:
    Employee ...............................................................    $  7,642,826       $   8,477,296
    Employer ...............................................................       4,919,518           5,437,553
 Interest and dividends ....................................................       2,306,631           3,694,948
 Net (depreciation) appreciation in fair value
    of investments .........................................................     (22,236,165)         19,277,368
 Benefit distributions to participants .....................................     (20,496,582)        (25,154,532)
                                                                                ------------       -------------
 Net (decrease) increase ...................................................     (27,863,772)         11,732,633

 Net assets available for benefits at beginning of year ....................      95,380,544          83,647,911
                                                                                ------------       -------------
 Net assets available for benefits at end of year ..........................    $ 67,516,772       $  95,380,544
                                                                                ============       =============

See accompanying notes.


              FREMONT GENERAL CORPORATION AND AFFILIATED COMPANIES
                            INVESTMENT INCENTIVE PLAN

                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 2002


1. DESCRIPTION OF THE PLAN

The following description of the Fremont General Corporation and Affiliated Companies Investment Incentive Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions. In the case of any inconsistency between this document and the Plan document, the Plan document shall control.

GENERAL

The Plan is a defined contribution 401(k) plan which commenced on February 1, 1986, and covers eligible employees of Fremont General Corporation ("FGC") and affiliated companies (the "Company"). An eligible employee who is employed by the Company may elect to make salary deferral 401(k) contributions as soon as administratively feasible following his or her employment date.

CONTRIBUTIONS

Eligible employees may contribute up to 15% of their pretax eligible compensation. The Company matches 85% of the first 6% of eligible compensation contributed by the participant. Officers participate in the Plan on the same basis as all other employees. The Company also may elect to make an additional discretionary contribution. Discretionary employer contributions are allocated to participants in proportion to their compensation. No discretionary employer contributions were made in 2002 and 2001.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings or losses. Allocations are based on participants' eligible compensation or, in the case of investment earnings or losses, account balances. Forfeited balances of terminated participants' nonvested accounts are used to reduce the Company's matching contributions in future periods.

              FREMONT GENERAL CORPORATION AND AFFILIATED COMPANIES
                            INVESTMENT INCENTIVE PLAN

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)



1. DESCRIPTION OF THE PLAN (CONTINUED)

VESTING

Participants' salary deferral 401(k) contributions and allocated earnings or losses thereon are 100% vested at all times. Company matching and discretionary contributions vest pursuant to a graduated vesting schedule in increments based on satisfying a year of service. Participants become 100% vested in the event of death, disability, upon attainment of normal retirement age, or upon termination of the Plan.

DISTRIBUTIONS

Distributions of vested account balances may be made to participants for the following circumstances; termination of employment, attainment of age 59 1/2, retirement, as required for minimum distribution or pursuant to court order, or, to the designated beneficiary following a participant's death. Participants may make withdrawals from their account balances in the event of hardship for the following circumstances: expenses to avoid eviction or foreclosure of their principal residence, extraordinary uninsured medical expenses for the participants or their dependents, tuition and related educational expenses for post-secondary education for the following 12 months for the participants or their dependents, and costs relating to the purchase of a principal residence.

PARTICIPANTS' LOANS

Participants may borrow from the vested portion of their account balance based on the balance at the close of business of the prior day. Interest is fixed for the term of the loan. An approved loan must be repaid fully within a minimum of 12 months to a maximum of 60 months. A transaction fee of $40 is required from the participant upon loan issuance.

AMENDMENT AND/OR TERMINATION

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time for any reason. In the event of termination, the Plan document provides for full vesting of all participants. The Company also reserves the right to amend the Plan at any time for any reason with or without advance notice (unless required by law) in accordance with the procedures set forth in the Plan document.

              FREMONT GENERAL CORPORATION AND AFFILIATED COMPANIES
                            INVESTMENT INCENTIVE PLAN

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)



2. SUMMARY OF ACCOUNTING POLICIES

USE OF ESTIMATES

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

VALUATION OF INVESTMENTS

All assets of the Plan are held by Merrill Lynch Trust Company, FSB ("Merrill Lynch").

Investments in mutual funds are stated at current net asset value, which approximates fair value. The funds' net asset values are determined by Merrill Lynch. FGC Common Stock is stated at current market value as determined by the Plan Administrator based on the closing price on the New York Stock Exchange. The closing price of FGC Common Stock on December 31, 2002, was $4.49 per share ($7.82 per share at December 31, 2001).

INVESTMENT INCOME

Interest and dividend income is recorded on the accrual basis.

Realized investment gains and losses are determined using the specific-identification basis.

INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated January 8, 2002, stating that the Plan is qualified, in form, under
Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

              FREMONT GENERAL CORPORATION AND AFFILIATED COMPANIES
                            INVESTMENT INCENTIVE PLAN

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)




2. SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

EXPENSES

All administrative expenses of the Plan are paid by the Company. The Plan utilizes office space provided by the Company for which it pays no rent.

BENEFIT PAYMENTS

Benefit distributions to participants are recorded in the period in which the distributions are paid. Distributions payable at December 31, 2002 and 2001, are $68,818 and $266,645, respectively.

FORFEITURES

The balance of amounts forfeited by nonvested accounts at December 31, 2002, was $469,734. These forfeitures will be used to reduce employer matching contributions in future periods.

3. INVESTMENTS

During 2002 and 2001, the Plan's investments (including investments purchased, sold as well as held during the year) (depreciated) appreciated in fair value as follows:



                                                                                      YEAR ENDED DECEMBER 31
                                                                                     2002                2001
                                                                                -------------       ------------

FGC Common Stock ...........................................................    $  15,650,946       $ 24,638,926
Mutual funds ...............................................................      (37,887,111)        (5,361,558)
                                                                                -------------       ------------
                                                                                $ (22,236,165)      $ 19,277,368
                                                                                =============       ============

              FREMONT GENERAL CORPORATION AND AFFILIATED COMPANIES
                            INVESTMENT INCENTIVE PLAN

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)




3. INVESTMENTS (CONTINUED)

Investments that represent 5% or more of the fair value of the Plan's assets are as follows:




                                                                                        DECEMBER 31
                                                                                    2002             2001
                                                                                ------------     ------------

FGC Common Stock* ..........................................................    $ 22,138,719     $ 36,817,669

Mutual Funds:
   Merrill Lynch Fundamental Growth Fund ...................................       6,417,089       10,442,960
   Merrill Lynch Core Bond Fund ............................................       4,930,629        4,577,423
   Merrill Lynch Basic Value Fund ..........................................       5,018,192        7,882,848
   Merrill Lynch Retirement Preservation Fund ..............................      15,192,635       17,981,035

*Nonparticipant-directed



4. NONPARTICIPANT-DIRECTED INVESTMENTS

For reporting purposes, nonparticipant-directed investments include participant-directed investments that cannot be separately determined although all investments can be reallocated at the participants' discretion.

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:


                                                                                        DECEMBER 31
                                                                                    2002             2001
                                                                                ------------     ------------

FGC Common Stock ............................................................   $ 22,138,719     $ 36,817,669


              FREMONT GENERAL CORPORATION AND AFFILIATED COMPANIES
                            INVESTMENT INCENTIVE PLAN

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)



4. NONPARTICIPANT-DIRECTED INVESTMENTS (CONTINUED)



                                                                                      YEAR ENDED DECEMBER 31
                                                                                     2002               2001
                                                                                -------------       -------------

Change in net assets:
   Contributions ...........................................................    $   6,038,391       $   6,468,382
   Interest and dividends ..................................................          514,480             523,826
   Net (depreciation) appreciation in fair value
     of investments ........................................................      (15,650,946)         24,638,926
   Net transfers to participant-directed investments .......................       (1,750,015)         (3,465,085)
   Benefit distributions to participants ...................................       (3,830,860)         (4,344,592)
                                                                                -------------       -------------
Total ......................................................................    $ (14,678,950)      $  23,821,457
                                                                                =============       =============



5. RELATED PARTY TRANSACTIONS

Certain Plan investments are units of mutual funds and common/collective trust funds managed by Merrill Lynch. Merrill Lynch is the trustee as defined by the Plan. Participants also have the option to invest in FGC Common Stock. These transactions qualify as party-in-interest transactions.

6. SUBSEQUENT EVENT

Beginning January 1, 2003, the Company increased the matching contribution rate in the Plan from 85 cents to $1.00. In addition, all Plan participants that were active employees on or after January 1, 2003, became fully vested in their current account balances and fully vested in all subsequent contributions to the Plan.

                             SUPPLEMENTAL SCHEDULES

              FREMONT GENERAL CORPORATION AND AFFILIATED COMPANIES
                            INVESTMENT INCENTIVE PLAN
                           EIN 95-2815260 PLAN NO. 003

         SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

                                DECEMBER 31, 2002





                                                  DESCRIPTION OF
                                              INVESTMENT, INCLUDING
                                               MATURITY DATE, RATE
     IDENTITY OF ISSUE, BORROWER,              OF INTEREST, PAR OR                             CURRENT
        LESSOR OR SIMILAR PARTY                   MATURITY VALUE              COST              VALUE
---------------------------------------       ---------------------       ------------      ------------

 Merrill Lynch*
    Fundamental Growth Fund ...............        497,063 Units          $         **      $  6,417,089
    Global Allocation Fund ................        247,309 Units                    **         2,826,746
    Core Bond Fund ........................        426,156 Units                    **         4,930,629
    Balanced Capital Fund .................        119,105 Units                    **         2,651,277
    Basic Value Fund ......................        214,820 Units                    **         5,018,192
    S&P 500 Index Fund ....................        255,548 Units                    **         2,749,697
    International Index Fund ..............        102,298 Units                    **           724,273
    Retirement Preservation Fund ..........     15,192,635 Units                    **        15,192,635
    Small Cap Value Fund ..................         29,508 Units                    **           535,273

 Oppenheimer Quest Balance Value Fund .....        156,481 Units                    **         1,976,351

 State Street Aurora Fund .................         24,706 Units                    **           637,416

 Fremont General Corporation* .............     4,930,672 shares
                                                 of common stock            31,645,796        22,138,719

 Participants' loans*                         Interest at the prime
                                                rate plus 6.25%                                1,598,238
                                                                                            ------------
                                                                                            $ 67,396,535
                                                                                            ============

*Indicates a party-in-interest to the Plan.

**Cost information is not necessary as investment is participant directed.


              FREMONT GENERAL CORPORATION AND AFFILIATED COMPANIES
                            INVESTMENT INCENTIVE PLAN
                           EIN 95-2815260 PLAN NO. 003

            SCHEDULE H, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS

                          YEAR ENDED DECEMBER 31, 2002



                                                                                                            CURRENT
                                                                               EXPENSES                     VALUE OF
                                                                               INCURRED                     ASSET ON
                                DESCRIPTION     PURCHASE         SELLING         WITH        COST OF     TRANSACTION       NET
 IDENTITY OF PARTY INVOLVED      OF ASSETS       PRICE            PRICE      TRANSACTION      ASSET          DATE         LOSS
-----------------------------   ------------   -----------    ------------   -----------   -----------   -----------   -----------

Category (iii) - A series of transactions in excess of 5% of Plan assets
------------------------------------------------------------------------

Fremont General Corporation *   Common Stock   $ 6,023,685    $          -   $         -   $ 6,023,685   $ 6,023,685   $        -
Fremont General Corporation *   Common Stock             -       4,414,062             -     4,664,101     4,664,101     (250,039)


There were no category (i), (ii) or (iv) reportable transactions during 2001.


* Indicates a party-in-interest to the Plan.

                              FINANCIAL STATEMENTS



The Fremont General Corporation and Affiliated Companies Investment Incentive Plan ("Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the two fiscal years ended December 31, 2002 and 2001, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto and incorporated herein by reference.


  EXHIBIT
    NO.                                DESCRIPTION
  -------     ------------------------------------------------------------------
    23        Consent of Ernst & Young LLP, Independent Auditors.

    99.1 Certification of Chief Administrative Officer pursuant to Section 906 of Sarbanes-Oxley Act of 2002.

    99.2 Certification of Chief Financial Officer pursuant to Section 906 of Sarbanes-Oxley Act of 2002.



                                   SIGNATURES


THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                       FREMONT GENERAL CORPORATION
                                       AND AFFILIATED  COMPANIES
                                       INVESTMENT INCENTIVE PLAN




June 27, 2003                          /s/     RAYMOND G. MEYERS
                                       -----------------------------------------
                                       Raymond G. Meyers
                                       on behalf of the Plan Administrator of
                                       the Fremont General Corporation and
                                       Affiliated Companies Investment Incentive
                                       Plan